Filed by RAIT Investment Trust pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Taberna Realty Finance Trust
Commission File No.: 021-77367

This filing relates to a proposed merger (the “Merger”) of Taberna Realty Finance Trust (“Taberna”) and a wholly-owned subsidiary of RAIT Investment Trust (“RAIT”), RT Sub Inc. (“RT”), pursuant to the terms of an Agreement and Plan of Merger dated as of June 8, 2006 by and among RAIT, RT and Taberna. The following is a transcript of a conference call held on June 9, 2006 regarding the Merger.
FORWARD LOOKING STATEMENTS
This presentation, including information included or incorporated by reference in this presentation, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving RAIT and Taberna, including future financial and operating results and performance, statements about RAIT’s and Taberna’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements that are not historical facts. These forward-looking statements are based upon the current beliefs and expectations of RAIT’s and Taberna’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of RAIT and Taberna. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: those discussed and identified in public filings with the Securities and Exchange Commission made by RAIT and Taberna; the businesses of RAIT and Taberna may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; adverse governmental or regulatory policies may be enacted; the loss of management and other key personnel; competition from other real estate investment trusts and other specialty finance vehicles; the inability to obtain adequate capital and other funding for operations at attractive rates or otherwise; fluctuations in interest rates and related hedging activities against such interest rates; covenants in financing arrangements applicable to RAIT and Taberna that may restrict business operations; failing to maintain qualification as REITs; the inability to acquire eligible securities for CDO and other securitization transactions on favorable economic terms; adverse market trends that affect real estate securities that are used as collateral in CDO and other securitizations; increases in borrowing costs relative to the interest received on RAIT and Taberna investments; failing to maintain exemptions under the Investment Company Act would subject us to additional restrictions; geographic concentrations in investment portfolios of residential mortgage loans could be adversely affect by economic factors unique to such concentrations; the market value of real estate that secures mortgage loans could diminish due to factors outside of our control such as natural disasters, neighborhood values, competitive overbuilding, weather, casualty loses, occupancy rates and other similar factors; Taberna relies heavily on issuing trust preferred securities to obtain funds and any adverse fluctuations in that industry may adversely affect the combined company; and general business and economic conditions, which could adversely affect credit quality and loan originations.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation or the date of any document incorporated by reference in this presentation. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this presentation and attributable to RAIT or Taberna or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, RAIT and Taberna undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events.
ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
RAIT and Taberna shareholders and other investors are urged to read the joint proxy statement/prospectus and other materials which will be filed by RAIT with the SEC. These documents will contain important information, which should be read carefully before any decision is made with respect to the merger. When documents are filed with the SEC, they will be available for free at the SEC’s website (http://www.sec.gov). Documents are also available for free by accessing RAIT’s website (http://www.raitinvestmenttrust.com) or by accessing Taberna’s website (http://www.Taberna.com).
RAIT, Taberna and certain of their trustees, executive officers, members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of shareholders in connection with the proposed merger, including any interest they have in the merger, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.
This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Final Transcript
Thomson StreetEvents
Conference Call Transcript
RAS — RAIT Investment Trust Merger Announcement
Event Date/Time: Jun. 09. 2006 / 11:00AM ET

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
CORPORATE PARTICIPANTS
Betsy Cohen
RAIT Investment Trust — CEO
Daniel Cohen
Taberna — CEO
Jack Salmon
Taberna — CFO
CONFERENCE CALL PARTICIPANTS
Nick Adams
Wellington Management — Analyst
Lee Cooperman
Omega Advisors — Analyst
Robert Napoli
Piper Jaffray — Analyst
Jeff Monet
Rock Bay — Analyst
Merrill Ross
FBR — Analyst
Jim Elise
Chapel Street Partners — Analyst
Ezro Levy
Boston Providence — Analyst
Todd Voigt
Cliffwood Partners — Analyst
Jed Gore
Sunova Capital — Analyst
Joe Saluti
Highline Capital — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to your RAIT Investment Trust merger announcement conference call. My name is Jean. I’ll be your conference coordinator, today.
[OPERATOR INSTRUCTIONS].
Before we begin the call, the company has requested that I read a Safe Harbor statement. There will be forward-looking statements made in the call. These forward-looking statements reflect RAIT Investment Trust’s and Taberna Realty Finance Trust’s current views with respect to future events and financial performance.
Actual results could differ substantially and materially from what they have projected. Such statements are made in good faith, pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.

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Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Please refer to our press release and investor presentation for factors that could affect the accuracy of our expectations or cause our future results to differ materially from those expectations.
Our press release and presentation are located on RAIT and Taberna’s website. RAIT and Taberna do not undertake to update forward-looking statements in this presentation or with respect to matters described herein.
At this time, I’ll turn the call over to your host, Mrs. Betsy Cohen, Chief Executive Officer of RAIT Investment Trust. Ma’am, please proceed.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you, Jean, and welcome to everyone. I’m delighted that on such short notice, you were all able to join us. I have with me Daniel Cohen, CEO of Taberna, Scott Schaeffer, President of RAIT Investment Trust, Mitch Kahn, who is the President of Taberna Securities, and Jack Salmon, who is the CFO of Taberna.
And we’re all delighted to be able to share with you a transaction that we find very exciting and which has been driven by our desire to enhance shareholder value.
When we recognized in these two companies that we represented two complementary pieces of the very dynamic field in structured real estate finance and origination, we began to discuss how we might work together and that led us to try to find a way to make that working together seamless, and therefore, more permanent.
To do that, we recognized that since Daniel and I are related, that we would need to find a process by which to negotiate and value the companies, one against the other, that was independent of either of us and that our enthusiasm would not necessarily spill over. We did that by establishing special committees in each of the companies, made up of the independent trustees. Each of those committees was represented by separate outside counsel. In the case of RAIT, the company and the special committee were represented by Sullivan & Cromwell.
In the case of Taberna, both the firms of Clifford Chance and Pepper Hamilton represented the company and the special committee. Excuse me. We also engaged separate investment counsel — UBS for RAIT and Merrill Lynch for Taberna — and so, we had been working through a very rigorous process and now have extremely tired special committee members who have met, almost endlessly, over the course of the last month.
The transaction which emerged is a transaction which is valued on a book-to-book basis. It creates about $1.2 billion in equity capital. After subject to shareholder vote, the two boards will come together with a nine-member board made up of myself and Daniel, four independent directors nominated by RAIT, and three by Taberna. I will be the Chairman and Daniel will be the CEO. RAIT will own 46%1 and Taberna 46%, and we anticipate, the SEC willing, that this will move forward to close, late third, early fourth quarter. Obviously, shareholder approval is required.
I thought that I would start out with an overview of the transaction and why we think that it’s accretive, both to the cash available for distribution and to dividends for each of the companies. And then, which both provides you with an understanding of what we see as a synergy on a structural basis and also a financial — or a strategic basis and also a financial basis. And then, Daniel will pick up and talk about Taberna with which some of the shareholders, or the participants on this call, may be more or less familiar, and also about the vision for the companies. So, I will begin and I know that Daniel will pick up after I have left certain things out.
Let me just say that one of the things that we think is extraordinary about bringing these companies together is really the depth of the talent that we can pull together, both on the origination side with Scott Schaeffer, who’s currently the President of RAIT, leading up that origination effort as Co-President of the over-arching company, which is going to take the title RAIT Financial Trust but trade under the symbol RAS as it has, and Mitch Kahn, who has been leading the effort on the TruPS side — TruPS securities side, or TruPS preferred side for REITs, for Taberna. Jack Salmon, who’s with us on the call, will be the CFO of the company. Ken Frappier, I think is also here, is going to be the Chief Risk and Credit Officer. Ellen DiStefano will be a Chief Accounting Officer, and Plamen Mitrikov, in Asset Management as the EVP, Raphael Licht as the Chief Administrative Officer and Chief Legal Officer. So, we have a team that knows both sides of both businesses and from a business model point of view, have the ability to pull on all of their expertise to make this transaction move forward, smoothly.
We think that there are several drivers of the increase to the cash available for distributions and the increase in the dividend, and you’ll find on Page 6 of the presentation, which as the operator said, is on the websites of RAIT and Taberna, what the financial motivation was. We can’t speak with any certainty to the increase in 2006 on a pro forma basis with certainty because we don’t know exactly when the transaction will close,

[1]	The actual number is approximately 54%.

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Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
but feel very comfortable with the 2007 increases that are present in the pro forma. For RAIT, a 26% increase in the dividend per share and 48% on the CAD basis, bringing the dividend to over $3. And for Taberna, that dividend share accretion is 28%, almost the same thing in CAD accretion at 19% since Taberna has been a CAD reporter as opposed to looking at GAAP numbers.
I think one of the elements for all of us as investors and analysts, etc., in looking at the company going forward, is that we will be looking at cash available for distribution as the measure of success. The reasons that we think we can achieve such accretion are really several-fold. One, if you look on Page 9 of this presentation, you’ll see the spreads that either have been achieved or which we believe are achievable on a variety of asset classes. We believe that by migrating whole-loan — whole commercial loans from the origination group known as Pinnacle, which has been originating for others through RAIT, onto the combined balance sheet, we will be able, over not too long a period of time, to replace lower yielding and currently higher leveraged assets in the residential whole-loan area.
We, on the cost-to-fund side, we believe that the remarkable execution and depth of expertise that Taberna has in the CDO area will enable the company to lower its cost-to-funds and to provide leverage that’s appropriate for this kind of company. Again, we come back to the joint equity, which will result from this merger at $1.2 billion. As many of the RAIT analysts have told us for years, we’ve been woefully under-leveraged and we now have an opportunity without raising capital to leverage the company, appropriately, so that the shareholders, again, will have the benefit of increased cash available for distribution, and consequently, increased dividends.
I think that another element that we see as very attractive is that we will be able to create a multi-line company that will be able to serve the real estate industry in all of the areas of its capital needs, whether those are secured or unsecured.
With that, I would like to ask Daniel if he would pick up at this point and share additional elements of the Taberna story, together with his vision for the company.
Daniel Cohen - Taberna — CEO
I’m very excited to be — I’m going to first start off with what I think what makes me excited about being involved in the company. Not only are we able to increase shareholder distributions - that’s number one in terms of what our goals are — but, we’re able to do this, continuing the credit culture that we’ve always continued and build a company very rapidly that has tremendous expertise and the ability, we think, to be the premier real estate finance company because of its skills on financing real estate company on both an unsecured and a secured basis. And it’ll allow us, this company, to — it’ll allow — this transaction will allow the company to expand its assets and both companies will have new assets and we’ll be able to create higher yielding assets, we’ll be able to reduce our cost of debt, putting us in a class over $1 billion of equity capital where there are not many finance REITs that are already there, it will allow us to continue being well capitalized without having to go back to the capital markets to continue our expansion plan because the company, today, at this size, is still going to be substantially under-levered with good, untapped capacity.
Now, the vision that we have, here, is of combining the secured financing capabilities and the funding capabilities that we’ve had on the CDO side with what Taberna does. Taberna is the premier provider and I turn peoples’ attention to Page 16 of our presentation — it’s the premier provider of subordinated debt in TruPS to real estate — to REITS and other real estate operating companies. We fund this through collateralized debt obligations, which allow us to have long-term funding that’s locked in for the life of the assets so we are interest rate insensitive because we have matched funded and we’re also term insensitive because the funding lasts for the life of the assets.
We were formed in April 2005 out of a predecessor company that managed third-party assets and we raised $199 million, then, and then raised an additional $248 million in August 2005. We’ve been able to have a stable structure. And, of course, for somebody who’s in the credit business, the most important element — no defaults and no risks in terms of our underlying finance portfolio.
Now, if you turn to Page 17, you can see how we’ve grown the company over this period of time and the key element that we have focused on is growing the dividend. That’s something that I think this combination will allow us to continue. Now, these numbers that are given on Page 17 for our dividend payments are calculated in our shares, so they need to be divided by 0.5389 to get to the equivalent dividends. And even on a standalone basis, we would anticipate that our dividend would increase. Dividend accretion, that’s the key element. That’s what RAIT Investment Trust and Taberna are coming to together as RAIT Financial Trust will be able to do as we continue to finance both the best real estate borrowers.
And if you look at the composition of what we’ve done, on Page 18, we really finance the best and most capable, best capitalized real estate borrowers, typically low-loan-to-value, high cash flow coverage, and it allows us a form of financing that’s amenable to the structure of large

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
publicly traded REITs, where historical default rates have been across the entire sector, extremely low, calculated by S&P at about 3 basis points. We think that underestimates it a little bit. We think it underestimates it, but losses have been almost non-existent on REIT debt.
We’re able to finance this, and now, we think that by merging in all the experience that we have at RAIT, we’ll be able to provide stable, lower-cost financing for secured assets. RAIT is a company that has a tremendous pipeline of assets, that has tremendous access to originate assets, and has been, to a certain extent, structure contained, meaning that it hasn’t funded things through collateralized debt obligations, historically. The team at Taberna will bring that expertise in. And between the two companies, we really believe we will be able to have the best quality borrowers and the best quality investments, and really continue doing that — have access across the entire real estate capital structure, secured and unsecured, and build what we think will be the premier real estate company already with $1,200,000,000 of equity capitalization, already with substantial value that we’ve created, but a lot of room on our balance sheet to continue to grow. And, ultimately, that growth will result, as we’ve come out very strongly and said, in substantial dividend accretion to existing shareholders of RAIT and existing shareholders of Taberna.
I’ll turn it back over to Betsy to continue.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you, Daniel. I think Daniel hit on a number of important themes, and I would just like to add one more, which is that we intend to be here over the long term, performing as we have in the past, and even better than we have in the past. Although Taberna was formed only in April 2005, it was formed out of a prior experience which goes back several years. But on the public markets, RAIT begun in January 1998 and through the years has performed — has delivered 369% total return, outperforming all of its peer indices — NAREIT Mortgage Index and then NAREIT Hybrid REIT Index, as well as the S&P 500 Index, so we’re committed to continuing to grow the value of what shareholders own, as well as distributing to them on a current basis the highest dividend possible.
And with that, I would like to ask Jean to open this up to questions.
QUESTION AND ANSWER
Operator
[OPERATOR INSTRUCTIONS]
We’ll take our first question from Nick Adams of Wellington Management. Please proceed.
Nick Adams - Wellington Management — Analyst
Good morning.
Betsy Cohen - RAIT Investment Trust — CEO
Hi, Nick.
Daniel Cohen - Taberna — CEO
Hi, Nick.
Nick Adams - Wellington Management — Analyst
It’s good to hear from you. A couple of questions. One — can you quantify for us, or characterize for us a little bit better, the funding savings for RAIT?

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Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
And then, can you speak a little bit about the pro forma leverage in the combined companies and what you’re comfortable with there?
Thank you.
Betsy Cohen - RAIT Investment Trust — CEO
I’ll take the first and I’ll let Daniel take the second, Nick. On the first, I can only use as a guide our current efforts in the CDO market in which we anticipate moving our unsecured lines to CDO financing and saving in the neighborhood of 80 basis points. So, that’s for a start and that’s before Taberna hasn’t even started to do its magic. So, that could give you some view of what we think is immediately possible. Dan, did you want to talk to the leverage?
Daniel Cohen - Taberna — CEO
Yes, I want to talk very specifically to the nature of CDO leverage because collateralized debt obligations are ways that allow you to take apart, to a certain extent, some of the risks that are involved with high leverage.
The biggest risk that you have with having a large amount of leverage is that you have funding risk and interest rate risk. That’s implicit there. Because CDOs are locked — are funding, locked in over a long period of time and interest rate insensitive, you really — and match funded — you really eliminate that risk. What you do, though, is you accentuate the credit risk.
So, because you typically have a high leverage, you’re sensitive very much to credit. We’d like to offer it on a relatively conservative fashion, which for us, we’re a finance company. We’d like to operate on the capitalization levels that you typically see in a bank-type environment. And I think that would mean that the maximum type leverage that we’d be comfortable with — and I’m not saying that we’re going to achieve it — because today, we’re about nine times levered. But that, going forward, we could see that leverage increase up to the levels that a well capitalized bank with a billion dollars of equity capital might have, which might bring us — and we don’t anticipate this - up to $20 billion of assets, even on the same capital base. And that’s something that gives us a lot of room to grow without needing new capital, today, or any time in the near future.
Betsy Cohen - RAIT Investment Trust — CEO
I might just add that, initially, we might even see a slight decrease in the — I would say - however, we might see a slight decrease in the leverage as a result — or as a leverage multiple - as a result of migrating some of the residential whole loans off the balance sheet, which is the highest leverage portion because their credit is beyond reproach and replacing them with commercial loans so that there may be — we may have even more room than the current numbers indicate, in terms of the ability to grow within reasonable leverage levels. Does that answer your question, Nick?
Nick Adams - Wellington Management — Analyst
Yes. Thank you very much.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you.
Operator
And we’ll take our next question from Lee Cooperman of Omega Advisors.
Lee Cooperman - Omega Advisors — Analyst
Hi. Good morning. Congratulations.

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Betsy Cohen - RAIT Investment Trust — CEO
Thank you.
Daniel Cohen - Taberna — CEO
Thank you.
Lee Cooperman - Omega Advisors — Analyst
I guess I shouldn’t focus too much on how well the managements know each other of both companies, right?
Betsy Cohen - RAIT Investment Trust — CEO
Well, we were going to call this Related Financial Trust but decided against it.
Lee Cooperman - Omega Advisors — Analyst
I initially want to congratulate you. I’m a holder, as you know, in both companies and I’ve been there for quite some time. I only had one question. I read the initial release but you’ve really addressed that, I guess, on Page 6 — that if everything goes according to expectations, RAIT, which historically has paid out dividends in line with cash flow, that the shareholders could look for dividend exceeding $3 at a run rate, some time next year, if everything goes according to expectations.
Betsy Cohen - RAIT Investment Trust — CEO
We call that the Lee Cooperman page.
Lee Cooperman - Omega Advisors — Analyst
Gotcha. I’m happy, and congratulations and all the best.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you.
Daniel Cohen - Taberna — CEO
Thank you very much.
Operator
And we’ll take our next question from Robert Napoli of Piper Jaffray. Please proceed.
Robert Napoli - Piper Jaffray — Analyst
Good morning.

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Betsy Cohen - RAIT Investment Trust — CEO
Hi, Bob. How are you?
Robert Napoli - Piper Jaffray — Analyst
Very good. How are you, Betsy?
Betsy Cohen - RAIT Investment Trust — CEO
Okay.
Robert Napoli - Piper Jaffray — Analyst
I can’t complain about leverage, I guess, after this deal.
Betsy Cohen - RAIT Investment Trust — CEO
No, I would say not. I’d say you’re going to have to ask another question.
Robert Napoli - Piper Jaffray — Analyst
Yes. Well, here’s a question, I guess. Following the integration and the initial accretion, what would be kind of a target dividend growth rate for the combined entity?
Betsy Cohen - RAIT Investment Trust — CEO
Well, I’m not sure that we can speak to this target of the dividend growth. We can certainly speak to the target of the cash available for distribution and it is to the extent possible to see out a couple of years. If you look on Page 8, you’ll see those elements that more or less make it up and what we think might be the pro forma incremental growth.
Daniel Cohen - Taberna — CEO
Yes, and I just want to point one last thing out, which Page 8 does address, is that the combined entity — one of the things that we think is really exciting about this — and this is not just synergies, obviously, from people who haven’t known each other but we’ve all — I’ve known Betsy, obviously, for all of my life, and Scott Schaeffer and all of the other people at RAIT for over ten years, as well. And we know we’re able to work together and we know what we can do. Taberna currently has an asset management business that not only invests for our own balance sheet but also has managed assets and continues to manage assets for third parties — billions of dollars of third-party management assets. That’s a business in terms of generating fees that will allow us to grow, substantially, especially now that we have a whole new source of originating assets potentially for our clients if we ever do run out of room in terms of our own balance sheet.
So, it’s another business, another area that we can do, to make sure that we can keep growing the dividends at the rates in terms of origination volumes that you see, here, and allow us to make this — continue the type of dividend growth that we want to have for next year and the future.
Robert Napoli - Piper Jaffray — Analyst
Now, Taberna, with the broker dealer, Dan — are the broker dealers coming over into the combined entity?
Daniel Cohen - Taberna — CEO

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Yes. Yes.
Betsy Cohen - RAIT Investment Trust — CEO
It is.
Robert Napoli - Piper Jaffray — Analyst
What would — what type of ROE? Taberna seems like, as compared to other mortgage REITs, that it should be able to generate a higher return on equity over time. What return on equity is Taberna targeted to generate on a standalone basis? And then, maybe on a combined basis? If you could talk about what you think the combined — right now, rate is, I guess is delivering about a 12%, 13% ROE.
Daniel Cohen - Taberna — CEO
Yes, if we’re talking about in terms of the combined basis in terms of return on equity that we base on the cash available for distribution, we’re looking at a 20%-plus type of ROE for the pure Taberna business, itself. Going forward, we are expecting to increase the ROE for RAS — the target ROE for RAS as we merge the two companies together by at a very minimum hundredths of basis points.
Do you want to elaborate on that?
Betsy Cohen - RAIT Investment Trust — CEO
No, I think it shows in — on a pro forma basis, in 2007, Bob, which is really what we can talk about with any confidence, is 16-plus percent.
Robert Napoli - Piper Jaffray — Analyst
For the combined entity?
Betsy Cohen - RAIT Investment Trust — CEO
Yes.
Robert Napoli - Piper Jaffray — Analyst
Okay. One last question. I’ll get back on. The cash available for distribution and the differences between cash available for distribution, which I would guess would approximate taxable earnings versus GAAP earnings, what is the primary difference between those two and do they converge over time?
Betsy Cohen - RAIT Investment Trust — CEO
Well, Daniel, do you want to talk or do you want Jack to talk?
Daniel Cohen - Taberna — CEO
Jack, do you want to address that? Jack Salmon’s our CFO, who has been one of the key CFOs and finance people in the REIT world for awhile, so maybe you would address that, Jack.
Jack Salmon - Taberna — CFO

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Thank you, Daniel and Betsy. Bob, your question in terms of cash available for distribution from a convergence side — historically, we do have tax to GAAP differences, primarily from our cost of structuring our CDOs so that we operate with two income statements — a parent company income statement and then our fee income all generates through a subsidiary tax, a REIT subsidiary income statement.
So, some of the differences that you’re looking at would be the amortization of those costs on the CDOs, as well as timing of distributions from our taxed REIT subsidiaries up to our parent company. They’ll ultimately get distributed out to our shareholders.
Betsy Cohen - RAIT Investment Trust — CEO
Is that helpful, Bob?
Robert Napoli - Piper Jaffray — Analyst
Yes, that’s helpful. I just wanted to — last quick question. Any unique approvals that need to be done? Why can’t this be done? It should be able to be done in three months or so, shouldn’t it?
Betsy Cohen - RAIT Investment Trust — CEO
Yes. We think that it will. The approvals are obviously for Taberna, the shareholder approval, to sell or to merge. And from the RAIT perspective, it’s the New York Stock Exchange, so both sets of shareholders need to vote on this issue and we’re just making our best estimate. We think 90 days is a good estimate, but since we don’t control all the timing, it’s only an estimate.
Robert Napoli - Piper Jaffray — Analyst
Thank you.
Operator
And we’ll take our next question from [Jeff Monet] of [Rock Bay].
Jeff Monet - Rock Bay — Analyst
Hi, guys. Congratulations.
Daniel Cohen - Taberna — CEO
Thank you, Jeff.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you.
Jeff Monet - Rock Bay — Analyst
I just wanted to clarify in terms of dividends for both the RAIT and Taberna shareholders before the transaction actually closes, is there some sort of protection that each set of shareholders should get the equivalent number of dividends paid?
Betsy Cohen - RAIT Investment Trust — CEO

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Yes, that is in the merger document, Jeff, and I could, offline — because I just don’t have it, right here — send you the actual language. But, we should true up by the end of the third quarter.
Daniel Cohen - Taberna — CEO
Yes, it will be in our 8-K release for the merger document and it should be trued up on that basis.
Jeff Monet - Rock Bay — Analyst
Great. Okay, excellent. Thank you very much.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you.
Daniel Cohen - Taberna — CEO
Thank you.
Jeff Monet - Rock Bay — Analyst
Have a nice weekend.
Daniel Cohen - Taberna — CEO
Thank you.
Operator
And we’ll take our next question from Merrill Ross of FBR.
Merrill Ross - FBR — Analyst
Hi, good morning and congratulations. This is a really interesting transaction. When I look at the combined balance sheet that you discuss for 2007, on Page 9, it points to 24% residential whole loans. And without introducing any other asset classes, obviously that implies growth in mezz and bridge and the other asset generation capability that RAIT has typically sold off. My question is two parts. One is — what kind of runoff or sale did you assume of the residential assets?
And will, in fact, the assets generated by RAIT be so similar to the historic assets or should we consider them to be more, what I would say, typically conduit loans than more structured finance loans?
Daniel Cohen - Taberna — CEO
Well, you know, there has been — can I answer that question, Betsy?
Betsy Cohen - RAIT Investment Trust — CEO
Oh, sure. Absolutely.

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Daniel Cohen - Taberna — CEO
And I’ll turn it over to Jack to give the actual numbers of the residential loans. It’s a great situation. One of the things where we can make this accretive to everyone is that Taberna has a portfolio of residential loans, which is running off as a result of this transaction, and we’ll be able to migrate those into other loans that are more senior loan in nature for the assets, as you said, that RAIT has always sold off.
However, we’ve all known each other for many years, now, as you’ve seen RAIT grow. And, as you know, we always look for niches that are somewhat sheltered and somewhat new from competition.
So, in 1997, RAIT really started as one of the few mezzanine lenders out there. Taberna focuses on this particular niche. We think that that we are going to be rolling out products that are attractive to borrowers. And because the experience and the knowledge that we have in terms of structuring new CDO classes and new types of CDO assets for real estate, we think that these will give advantage to the borrowers that they’re going to be willing to pay for in terms of RAIT, and that, I think, will be very attractive.
Jack, do you want to talk about the actual runoff numbers?
Jack Salmon - Taberna — CFO
Yes. Thank you, Daniel. Merrill, as you look at the schedule, just to clarify — the projected 2007 residential loan portfolio will be about approximately 19% of the portfolio. The 24% are other -
Merrill Ross - FBR — Analyst
It’s hard to see, yes. Sorry.
Jack Salmon - Taberna — CFO
[inaudible] clarify the slide for you.
Merrill Ross - FBR — Analyst
Thank you.
Jack Salmon - Taberna — CFO
And 19% on roughly $15-billion balance sheet at the end of ‘07. There’ll be about $3 billion of residential loans in the portfolio and we are in the process of having those burn off. The portfolio that Taberna manages, today, has a large concentration of adjustable rate mortgages — the Three-One and Five-One character — and so, they’re in their normal amortization and prepayment speeds. We expect to get down to this level by the end of ‘07.
Merrill Ross - FBR — Analyst
By the end. Okay. Thank you. That’s helpful.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you, Merrill.
Daniel Cohen - Taberna — CEO

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Thank you.
Operator
And we’ll take our next question from [Jim Elise] of [Chapel Street Partners].
Jim Elise - Chapel Street Partners — Analyst
Hello, folks.
Betsy Cohen - RAIT Investment Trust — CEO
Hi.
Daniel Cohen - Taberna — CEO
Hi.
Jim Elise - Chapel Street Partners — Analyst
Congratulations.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you.
Jim Elise - Chapel Street Partners — Analyst
I was actually asking a similar question to Merrill’s about the current — I’m looking at Page 17 — the RMBS portfolio, kind of. What is the $44.4 billion in there as of March 31 look like? General kind of characteristics?
Daniel Cohen - Taberna — CEO
The RMBS portfolio, the general characteristics are approximately about a 74% loan to value when originated and a 740 FICO score or higher. So, this is super — not super prime, but pretty close to super prime residential mortgages, first mortgages.
Jim Elise - Chapel Street Partners — Analyst
And the percentage of it that is whole loan versus securities?
Daniel Cohen - Taberna — CEO
Well, I think there’s very little of it that’s securities, today.
Jim Elise - Chapel Street Partners — Analyst

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Okay, great. And looking at the approximately 1.5 to 1 book, I think, is approximately where we are, right now. Imitation, being the most sincere form of flattery, every CDO manager out there is going to rush to their banker, looking to get in the queue for a 144a and all that. How do you plan on erecting barriers around your competitive advantage to make it sustainable against the onrush of capital?
Daniel Cohen - Taberna — CEO
Great. Well, we’ve been in the CDO world for a while and we’ve always been able to erect barriers. Being the biggest player is actually a tremendous barrier. Last year, we did the entire Taberna — we did the entire REIT trust preferred and subordinated debt marketplace. This year, obviously, we’ll have competitors who will come in and compete with us and we’ll do probably about 75% of that marketplace or more. We continue to innovate, create new structures, and make sure that we can focus on the best quality borrowers, and continue to have the best personnel.
We have a unique origination aspect. We are very much different than your typical CDO manager because that manager typically is managing non-originated assets, so things that they’re buying from Wall Street firms. We’re originating, directly, in all of our business lines and that’s where we really add value. Betsy has been doing this for more than 30 years in terms of making loans in real estate and has had a tremendous track record in terms of her capability of doing so. Hopefully, I’ve been able to learn something from her.
And in terms of going forward, it’s really having the real origination channels, the origination channels on the RAIT side, through mortgage brokerage firms, through direct relationships, through correspondent networks. On the Taberna side, through pretty much through the same channels to really make sure that we continue our leading position, hopefully, and continue to focus, first, on credit. And then, secondly, on making sure that the barriers to entry are high.
Betsy Cohen - RAIT Investment Trust — CEO
I think innovation has always been what we’ve done. And we started, as Daniel said, in ‘98 and have gone from exotica to mainstream, but we’ve always, within that continuum, kept the edge, which is why we’ve increased in the face of competition, increased originations but have a real devotion in terms of credit culture to the originated transaction.
Jim Elise - Chapel Street Partners — Analyst
Great. This is exciting. Congratulations.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you.
Daniel Cohen - Taberna — CEO
Thank you.
Operator
We’ll take our next question from [Ezro Levy] of [Boston Providence].
Ezro Levy - Boston Providence — Analyst
My questions have been asked and answered. Thank you.
Betsy Cohen - RAIT Investment Trust — CEO

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Well, thank you for asking.
Operator
And we’ll take our next question from Todd Voigt of Cliffwood Partners.
Daniel Cohen - Taberna — CEO
Hi, Todd.
Todd Voigt - Cliffwood Partners — Analyst
Good morning.
Daniel Cohen - Taberna — CEO
Good morning.
Todd Voigt - Cliffwood Partners — Analyst
You know, we are only investors in Taberna and congratulations on the transaction.
Daniel Cohen - Taberna — CEO
Thank you.
Todd Voigt - Cliffwood Partners — Analyst
We’re always happy, as investors, to make money. My question is in terms of pricing, how do we know for sure we’re getting the best price on the Taberna side? When I look at $0.35 dividend, a run rate probably going to $0.40. That’s on $1.60 per year, a 10% yield would kind of maybe get you a $16 price, and maybe at an IPO, it might be more like $15 and we’re selling at $13.67. Help me feel more comfortable that we’re not selling out too cheap.
Daniel Cohen - Taberna — CEO
Well, I think that the ways you should feel more comfortable are the reasons why RAIT’s shareholders should feel comfortable that there’s room for great growth, here. We have a company, which combined, looks very cheap by almost any measure, is under-levered, and has a new origination channel that we’re really getting that’s tremendous. It’s really this new origination channel and the ability, now, to get into very, very quickly, a new class of real estate investment trust that really creates a tremendous potential for us to go from this level to a level where the people who I think are peers of this combination are Trading Capital Source and iStar.
And so, it’s really that ability to lend across the whole entire capital structure and the synergies that we can really create by doing so that allow us to really go lockstep with RAS. We had a long, extensive process of our special committee that was advised by Merrill Lynch, independent of management, and analyzed the transaction for what seems like it must have been two months. And the announced conclusion was that given all of the other measures, we think that it’s a good transaction.
Now, of course, the Board is only interested in maximizing the shareholders value. And in the merger agreement, there is — we have the fiduciary duty to consider competing offers if there’s - if somebody feels that it’s particularly under-priced. But I think as we go up, as we’ve seen already, the market’s positive reaction to the combination, I think that as more people find out about the combination and look at the possibilities of dividends going forward across a relatively broad equity base without the need for additional capital, raised externally, I think it’s going to be an

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
exciting story for people and we should be able to really profit handsomely. So, I look at it - that $13.67 isn’t our terminal price. It’s really our starting line.
Todd Voigt - Cliffwood Partners — Analyst
I agree. And the combination of the two companies does make a lot of sense and it is exciting, going forward. And also, forgive me. I’m not up to speed on RAIT, but when I compare the two, is RAIT — was it a book-value neutral transaction in terms of RAIT was also at 1.47?
Betsy Cohen - RAIT Investment Trust — CEO
Yes.
Daniel Cohen - Taberna — CEO
Exactly.
Betsy Cohen - RAIT Investment Trust — CEO
It was done on what we think of as a book-for-book transaction.
Todd Voigt - Cliffwood Partners — Analyst
Now, help me understand — in my perspective, which is probably naive because I don’t really understand RAIT — Taberna, to me, seems like a very safe, higher multiple or higher multiple to book type business than RAIT. And RAIT is dealing with the lower end of capital stack, maybe a little bit more risky. I don’t know if that’s correct but a straight book-to-book transaction, to me, doesn’t seem necessarily fair.
Betsy Cohen - RAIT Investment Trust — CEO
Well, I think if you look back at the credit history of RAIT, over the last eight years, you’ll see that it had no defaults and no losses. So, in a sense, the credit culture mitigates the place on the capital stack but I think that one of the things that we haven’t spoken about and can’t within, I think, the context of this call is really capital allocation and all the rest of it and so that’s part of what the answer to your question might be. And we certainly would be willing to carry that conversation forward with you over a longer period of time.
Daniel Cohen - Taberna — CEO
Part of it is, is that we always anticipated at Taberna being able to invest in types of assets that RAIT invests in, but it requires tremendous skill, a team, and a lot of channels and work, so we could diversify away from the residential portfolio that we hold as re-qualifying assets on our balance sheet. So, that migration right there paves for anything and really makes the whole combination that much more attractive. It will allow us to do continuously innovative things and allow RAIT to really be at the cutting edge and us to really benefit from that.
Todd Voigt - Cliffwood Partners — Analyst
Alright. And, last, is there any merger termination clause in there that Taberna will have to pay or the other potential other acquired will have to pay if the merger was broken up?
Daniel Cohen - Taberna — CEO
There is a breakup fee, which is a couple of percentage points, and I think that’s all.

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Todd Voigt - Cliffwood Partners — Analyst
Okay, great. Well, congratulations. It does sound interesting.
Daniel Cohen - Taberna — CEO
Thank you.
Operator
And we’ll take our next question from Jed Gore of Sunova Capital.
Jed Gore - Sunova Capital — Analyst
Hi, thank you. My questions have mostly been answered, but congratulations on this transaction.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you, Jed.
Daniel Cohen - Taberna — CEO
Thank you, Jed.
Jed Gore - Sunova Capital — Analyst
Way to get liquidity without the 6% underwriting fee.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you for reminding everyone.
Jed Gore - Sunova Capital — Analyst
I guess my only question, then, would be — is there — this is a fixed exchange rate ratio?
Betsy Cohen - RAIT Investment Trust — CEO
Yes.
Jed Gore - Sunova Capital — Analyst
Are there any collars?
Betsy Cohen - RAIT Investment Trust — CEO
No.

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Jed Gore - Sunova Capital — Analyst
Okay. That’s it. Thank you very much.
Betsy Cohen - RAIT Investment Trust — CEO
You’re welcome.
Daniel Cohen - Taberna — CEO
Thank you.
Operator
And we’ll take a question from Robert Napoli of Piper Jaffray.
Robert Napoli - Piper Jaffray — Analyst
Hi. Just a follow-up question on the trust preferred, the TruPS product. Looking at Page 9, it looks like it’s about half of the targeted asset mix — 52%. Is that — has it been clarified that is a REIT-qualified asset? Because I think there were some questions on that, maybe, in the past.
Daniel Cohen - Taberna — CEO
Yes. We treat it — our — it hasn’t been clarified but the way our REITs have been structured is that even if it were not, we still have no problem qualifying at all as a REIT because of the other assets on the balance sheet and the way that the equity and those deals are treated, which is probably something that Jack can go over, in detail, but it’s probably done better in person.
Betsy Cohen - RAIT Investment Trust — CEO
Offline.
Daniel Cohen - Taberna — CEO
Yes.
Robert Napoli - Piper Jaffray — Analyst
Okay.
Betsy Cohen - RAIT Investment Trust — CEO
I think, also, Bob, that when we talk about migration of assets, that’s part of the strategy that we will be able to originate here, forward the whole loans on a very — on a better yielding basis but with a high credit profile and that that will, in fact, take care of the REIT re-qualification in any event.
Robert Napoli - Piper Jaffray — Analyst
Okay, and maybe a little more color on the trust, the TruPS product, and the credit behind that product.

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Betsy Cohen - RAIT Investment Trust — CEO
You want us to talk to that, now?
Robert Napoli - Piper Jaffray — Analyst
Yes, if you could just, briefly, kind of give us an overview of that, that would be helpful.
Betsy Cohen - RAIT Investment Trust — CEO
Absolutely. Daniel, do you want to do that or -
Daniel Cohen - Taberna — CEO
Great. No. Lending trust preferreds are subordinated debt instruments for REITs. They’re primarily 30-year debentures. And we look at the characteristics of this in two ways. One of which is if you look at the real estate world, today, there are probably the best capitalized borrowers are real estate investment trusts. Probably 300 REITs, representing $360 billion worth of market capitalization. Another 800 private companies below that that have about a trillion dollars worth of assets, and have the same types of capital ratios as the real estate investment trusts. Those ratios typically are 50% debt, senior debt, to total equity. They typically are 50% senior debt to total equity, typically have two, three, four times debt service coverage in terms of the cash flow. The borrowers that we lend to, we lend to them because our product is a 30-year product that gives them flexibility on repayment of debt. It’s locked out for 5 years but it can be repaid at any time between 5 years and 30 years.
And with a strong capital structure, like a REIT has, and an obligation to pay out dividends, this long capital structure allows the borrowers to not have too much of their debt coming due at the same time. So, it allows them a very large area of flexibility.
In terms that default rate historically on REIT debt and REIT preferreds, the default rate that S&P calculates for all REITs has been 0.03%. Even if you just isolate for the non-investment grade REITs, it’s really been a 0.15% so less than 0.2%, 15 basis points of default rates, and that’s any time there’s been a missed payment. The historical recovery rates have been above 75%. So, actual historical losses, going back as far as can be tracked, have really been in the single basis point range. That’s over any REIT debt or preferred equity investment. So, it’s only a handful of times. There’s never been a single year where there’s been more than two defaults — more than one default. So, there hasn’t been as many as two defaults in any given year. And it’s — pristinely, we like our ability to land into this group of borrowers, doing it on a secured basis, long term, 30 years, is what the borrowers really need and it’s a marketplace that we continue to be dominant in.
Robert Napoli - Piper Jaffray — Analyst
Have you seen — I think there’s increasing competition to some extent in that product and realizing it’s a good product.
Daniel Cohen - Taberna — CEO
I’m sorry.
Robert Napoli - Piper Jaffray — Analyst
I was just wondering if you could give some color on what you’re seeing, competitively, and if you feel like you can continue to grow that business under the same terms that you have, in the past.
Daniel Cohen - Taberna — CEO

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Well, I think that there are two things. We’re in position to lend to certain borrowers that our competitors are not positioned to lend to. We expect that business to grow. And while we’re not going to represent the same percentage that we did, last year, where we’re 100% of the business, but we will continue to represent a very large percentage of the business.
Furthermore, our deals will be at higher credit qualities. Statistically higher credit quality, but our weighted average coupons will be lower than our competitors. So, we will have the ability to finance companies, still getting tremendous yields for us that the ROEs that we talked about, previously, but allow us to really do a cream-of-the-crop approach to lending to real estate investment trusts and real estate operating companies. Furthermore, we’ve added capacity on the structuring side to allow us to do things that will give us substantial competitive advantages that since our competitors may or may not be listening to this conference call, maybe we don’t want to go into until we launch them into the marketplace.
Robert Napoli - Piper Jaffray — Analyst
How many employees does Taberna have, today?
Daniel Cohen - Taberna — CEO
Taberna — Jack, how many employees do we have now?
Jack Salmon - Taberna — CFO
Taberna has 20 and I think combined company will be approaching 60.
Betsy Cohen - RAIT Investment Trust — CEO
I think, Bob, that in all of these financial markets, that there is tremendous dynamism and that’s really the characteristic that we at RAIT were looking for in terms of a partner because the ability to have deep expertise and experience beyond your competition because they’re coming in at a later time allows you to craft your products in a way that shapes your portfolio, most advantageously, and I think that’s what we have here.
Robert Napoli - Piper Jaffray — Analyst
Great. Thank you and congratulations.
Betsy Cohen - RAIT Investment Trust — CEO
Thanks.
Daniel Cohen - Taberna — CEO
Thank you.
Operator
We’ll take our next question from Joe Saluti of Highline.
Joe Saluti - Highline Capital — Analyst
Hi. Thank you. I just wanted to come back to price for a second. I’m also only a Taberna shareholder and I’m not as familiar with RAIT. And I wanted to know what the ROE differential was between the two companies and how your independent advisors settled on book value parity, given what I can see from PE, it must be a substantial ROE differential.

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Daniel Cohen - Taberna — CEO
Well, we went through a long process of looking at all the various alternatives that we would have, and obviously, a number of the different, standalone comparables were — and I think that one of the key elements that we kept on seeing that I think our advisors and the company kept on seeing in front of us in terms of the pricing of the transaction was that while there was some differential in terms of return on equity, because remember, while we have our portfolio heavily invested as a standalone company in trust preferred securities, we also have a large residential portfolio that has relatively low yields. In the equity, the return on equities there are well below what we can replace them with by doing the types of commercial assets that RAIT has.
So, for us, the key element in terms of how this helps us and where we suffer, where we suffer on a standalone basis, is that we don’t have the types of commercial assets that are necessary for the REIT structure that’s involved in RAIT. By taking our residential assets, which represent a substantial portion of our balance sheet, and migrating them, we can increase our ROE. So, while we have an ROE differential, the combined ROE gets even higher, going forward. It gives us the capacity to do that.
Now, in terms of book value — the book value situation — the basis of the situation, the evaluation arrangements for that was based on looking what we would be as a mono-line standalone company, looking what we would do in terms of an IPO evaluation, looking at discounted dividend cash flows, comparable companies, their price to book, and comparable dividend yields. So, all of those things were considered in terms of doing a standalone evaluation as opposed to a combined company evaluation.
Joe Saluti - Highline Capital — Analyst
Did they — what is the ROE differential?
Daniel Cohen - Taberna — CEO
Well, if you look at — it depends what you’re looking at in terms of ROE. If we’re projecting out a post-IPO or no IPO value.
Joe Saluti - Highline Capital — Analyst
Pre-IPO for pre-value.
Daniel Cohen - Taberna — CEO
If you look at pre-IPO — well, if you look at just distributed dividends, if you look at a $0.35 run rate on just about $10 a share of book value, that gets you to about a 14% distribution, which is pretty much in line — which is pretty much in line with where RAIT has been. Our projected actual dividends would probably, on a standalone basis, be closer to $1.60 a share if everything goes right. And so, as a result, that would be about a 14% distribution — RAS distributes out the math is a little bit more complicated — about $18 a share at book value, it distributes out about $2.44. And I think the analyst consensus was $2.60.
Joe Saluti - Highline Capital — Analyst
Okay. Thank you.
Daniel Cohen - Taberna — CEO
Thank you.
Operator

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
We’ll take our next question from Jim Elise of Chapel Street Partners.
Jim Elise - Chapel Street Partners — Analyst
Hi there. Are both companies currently internally managed?
Betsy Cohen - RAIT Investment Trust — CEO
Yes.
Daniel Cohen - Taberna — CEO
Yes.
Jim Elise - Chapel Street Partners — Analyst
And the combined company will be, also?
Betsy Cohen - RAIT Investment Trust — CEO
Yes. That was one of the appeals.
Jim Elise - Chapel Street Partners — Analyst
Thank you very much.
Operator
And we have reached the end of our Q&A session. I would like to turn the call back over to the presenters for closing remarks.
Betsy Cohen - RAIT Investment Trust — CEO
Well, Daniel, do you want to say something and then I can close? Or would you just like me to close?
Daniel Cohen - Taberna — CEO
I just want to say how excited I am. The markets seem to indicate the support of our shareholders and we really have a great platform to get into the $3-plus of dividends and a premier real estate finance company on both a secured and unsecured basis, using the most cost effective techniques to finance what we’re doing.
So, I’m very excited to be involved with the transaction. And I’m glad that we could answer a good number of shareholder questions.
Betsy Cohen - RAIT Investment Trust — CEO
Thank you, and I would join with Daniel, both in the excitement, the excitement of all of the people who are working both at RAIT and Taberna have exhibited for this transaction, which I think is a tremendously important element because it continues to [inaudible-technical difficulty] business. We thank you for your good questions. We thank you for your continuing support. And I look forward to being able to answer questions which you have not yet occurred, offline.

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Final Transcript
Jun. 09. 2006 / 11:00AM ET, RAS — RAIT Investment Trust Merger Announcement
Again, we’re very excited about the joint prospects and looking forward to paying you even bigger dividends.
Thank you very much.
Operator
Ladies and gentlemen, thank you for joining us on the call.

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